FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For September 3, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated September 3, 2003

NEWS RELEASE - No. 9-03

    September 3, 2003

OPTION ON ADDITIONAL CONCESSIONS IN EL ZORRO DISTRICT - CHILE

SAMEX has signed a letter of intent which will be the basis for a formal Option Agreement to acquire additional mineral concessions covering gold prospects in the El Zorro district in Chile.  Under the Option Agreement (to be completed within 60 days), SAMEX can acquire concessions covering approximately 220 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement.

ii)

US$50,000 12 months from the date of signing the Option Agreement.

iii)

US$50,000 24 months from the date of signing the Option Agreement.

iv)

US$100,000 36 months from the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to advance NSR Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 50 months from the date of signing the Option Agreement.

ii)

US$100.000 62 months from the date of signing the Option Agreement.

iii)

US$100,000 74 months from the date of signing the Option Agreement.

iv)

US$100,000 86 months from the date of signing the Option Agreement.

v)

US$100,000 98 months from the date of signing the Option Agreement.

SAMEX has an option to buyout the Net Smelter Return Royalty at any time for US$1,800,000.

SAMEX has an exploration program underway within the El Zorro district, involving geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences. In addition to SAMEX’s original acquisition in the El Zorro district, the Company has staked more than 1,600 hectares of concessions in the surrounding area.

“Jeffrey P. Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  September 3, 2003